Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three and nine months ended December 31, 2024 and 2023 (unaudited)

Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars, except per share data) (unaudited)		2024	2023	2024	2023
	Notes	$	$	$	$
Revenues	14	115,761	120,498	348,150	370,585
Cost of revenues	10	78,376	82,819	238,107	260,022
Gross margin		37,385	37,679	110,043	110,563

Operating expenses
Selling, general and administrative expenses	10	28,814	29,521	86,342	91,950
Business acquisition, integration and reorganization costs (recovery)	11	(1,244)	1,030	88	4,798
Depreciation	10	1,168	1,444	3,365	4,610
Amortization of intangibles	4	4,810	5,299	14,089	18,300
Impairment of goodwill	5	5,144	—	5,144	—
Foreign exchange gain		(687)	(34)	(445)	(50)
		38,005	37,260	108,583	119,608
Operating (loss) income		(620)	419	1,460	(9,045)
Net financial expenses	12	2,372	3,302	6,246	9,595
Loss before income taxes		(2,992)	(2,883)	(4,786)	(18,640)
Income tax expense (recovery)
Current		479	163	778	450
Deferred		245	(509)	1,184	(132)
		724	(346)	1,962	318
Net loss		(3,716)	(2,537)	(6,748)	(18,958)

Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		2,918	(1,185)	3,133	(1,161)
		2,918	(1,185)	3,133	(1,161)
Comprehensive loss		(798)	(3,722)	(3,615)	(20,119)

Basic and diluted loss per share	9	(0.04)	(0.03)	(0.07)	(0.20)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31,	March 31,
(in thousands of Canadian dollars) (unaudited)		2024	2024
	Notes	$	$
Assets
Current assets
Cash		14,093	8,859
Accounts receivable and other receivables		83,576	98,808
Unbilled revenues		23,303	14,937
Tax credits receivable		10,925	9,942
Prepaids		7,138	7,069
		139,035	139,615
Non-current assets
Tax credits receivable		7,316	10,938
Other assets		1,397	2,267
Property and equipment		3,992	4,590
Right-of-use assets		4,909	5,606
Intangibles	4	79,326	81,273
Deferred tax assets		4,349	5,715
Goodwill	5	185,499	166,493
		425,823	416,497

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		69,988	74,917
Deferred revenues		24,812	25,293
Current portion of lease liabilities		3,886	4,136
Current portion of contingent consideration		2,222	—
Current portion of long-term debt	6	8,041	12,687
		108,949	117,033
Non-current liabilities
Contingent consideration		9,799	4,082
Long-term debt	6	114,116	104,695
Lease liabilities		5,892	7,384
Deferred tax liabilities		10,693	8,099
		249,449	241,293
Shareholders' equity
Share capital	7	316,685	312,409
Deficit		(163,168)	(157,370)
Accumulated other comprehensive income		7,739	4,606
Contributed surplus		15,118	15,559
		176,374	175,204
		425,823	416,497

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine months ended December 31, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares issued	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204
Net loss		—	—	(6,748)	—	—	(6,748)
Other comprehensive income		—	—	—	3,133	—	3,133
Total comprehensive (loss) income		—	—	(6,748)	3,133	—	(3,615)
Share-based compensation	8	—	—	—	—	2,448	2,448
Share-based compensation granted on business acquisitions	8	—	—	—	—	964	964
Share-based compensation related to contingent consideration adjustment granted on Datum Acquisition	11	—	—	—	—	(642)	(642)
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisition	7	622,420	1,971	—	—	(1,971)	—
Issuance of Subordinate Voting Shares pursuant to the XRM Acquisition	3,7	3,449,103	2,875	—	—	—	2,875
Shares purchased for cancellation	7	(205,483)	(717)	315	—	—	(402)
Cash settlement of DSUs issued as share-based compensation	8	—	—	20	—	(107)	(87)
Shares purchased for settlement of RSUs	7,8	(69,840)	(244)	96	—	—	(148)
Delivery of Subordinate Voting Shares upon settlement of RSUs	7,8	69,840	169	—	—	(266)	(97)
Issuance of Subordinate Voting Shares from settlement of PSUs	7,8	23,812	222	245	—	(521)	(54)
Cash settlement of PSUs issued as share-based compensation	8	—	—	274	—	(346)	(72)
Total contributions by, and distributions to, shareholders		3,889,852	4,276	950	—	(441)	4,785
Balance as at December 31, 2024		99,305,100	316,685	(163,168)	7,739	15,118	176,374

Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	14,092	189,188
Net loss		—	—	(18,958)	—	—	(18,958)
Other comprehensive loss		—	—	—	(1,161)	—	(1,161)
Total comprehensive loss		—	—	(18,958)	(1,161)	—	(20,119)
Share-based compensation		—	—	—	—	2,282	2,282
Share-based compensation granted on business acquisition		—	—	—	—	1,695	1,695
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisition		622,421	1,924	—	—	(1,924)	—
Shares purchased for cancellation		(361,395)	(1,262)	552	—	—	(710)
Issuance of Subordinate Voting Shares from exercise of stock options		2,500	8	—	—	(2)	6
Issuance of Subordinate Voting Shares from settlement of DSUs		73,682	201	—	—	(201)	—
Issuance of Subordinate Voting Shares from settlement of RSUs		14,707	33	—	—	(33)	—
Cash settlement of RSUs issued as share-based compensation		—	—	—	—	(371)	(371)
Total contributions by shareholders		351,915	904	552	—	1,446	2,902
Balance as at December 31, 2023		95,547,731	312,871	(159,887)	3,449	15,538	171,971

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)		2024	2023	2024	2023
	Notes	$	$	$	$
Operating activities
Net loss		(3,716)	(2,537)	(6,748)	(18,958)
Adjustments for:
Depreciation and amortization		5,978	6,743	17,454	22,910
Contingent consideration adjustment	11	(2,738)	—	(2,738)	—
Net financial expenses	12	2,372	3,302	6,246	9,595
Share-based compensation	8	1,374	1,011	3,411	3,977
Unrealized foreign exchange gain		(446)	(257)	(563)	(168)
Realized foreign exchange loss (gain) on repayment of long-term debt		98	6	224	(21)
Impairment of goodwill	5	5,144	—	5,144	—
Impairment of property and equipment and right-of-use assets and (gain) loss on lease termination	10	—	(60)	—	1,323
Other		—	(308)	—	(290)
Settlement of RSUs		—	—	—	(371)
Deferred taxes		245	(509)	1,184	(132)
		8,311	7,391	23,614	17,865
Changes in non-cash working capital items	13	3,374	8,229	7,749	(11,928)
Net cash from operating activities		11,685	15,620	31,363	5,937

Investing activities
Additions to property and equipment		(146)	(149)	(754)	(415)
Additions to intangibles	4	(141)	—	(205)	(41)
Business acquisitions, net of cash acquired	3	(6,382)	—	(6,382)	—
Net cash used in investing activities		(6,669)	(149)	(7,341)	(456)

Financing activities
Increase in long-term debt, net of related transaction costs		22,999	40,507	89,331	110,868
Repayment of long-term debt		(23,240)	(47,405)	(98,218)	(114,011)
Repayment of lease liabilities, including lease termination costs		(960)	(2,348)	(3,672)	(4,306)
Settlement of RSUs and PSUs, including witholding taxes paid	8	(310)	—	(310)	—
Exercise of stock options		—	—	—	6
Shares purchased for settlement of RSUs	7	(10)	—	(148)	—
Shares purchased for cancellation	7	—	(386)	(402)	(710)
Financial expenses paid	12	(2,200)	(3,066)	(5,810)	(8,951)
Net cash used in financing activities		(3,721)	(12,698)	(19,229)	(17,104)

Effect of exchange rate changes on cash		369	(42)	441	(143)
Net change in cash		1,664	2,731	5,234	(11,766)
Cash, beginning of period		12,429	8,086	8,859	22,583
Cash, end of period		14,093	10,817	14,093	10,817
Cash paid (included in cash flow from operating activities)
Income taxes paid		279	59	638	429

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2024. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2024, except for changes as detailed below.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on February 12, 2025.
Basis of Measurement
These interim condensed consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business combination, which are generally measured initially at their fair values at the acquisition date and contingent purchase considerations which are measured at the acquisition date and subsequently at fair value;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date; and
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2025
The following amendments to existing standards were adopted by the Company on April 1, 2024:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024. The amendments to IAS 1 had no impact on the Company’s interim condensed consolidated financial statements.
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting
In 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 – Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss.
3. BUSINESS COMBINATION
XRM Vision

Overview
On December 1, 2024, the Company acquired all of the issued and outstanding shares of Canadian-based XRM Vision Inc. and all of its affiliates (“XRM Vision”) (the “XRM Acquisition”), a recognized Microsoft partner. Management expects that XRM Vision’s expertise will complement its existing business and will reinforce Alithya’s smart shoring capabilities.
The XRM Acquisition was completed for total consideration of up to $33,752,000, in aggregate.
The total purchase consideration of $29,377,000 consisted of: (i) $7,377,000 paid in cash at closing, net of working capital adjustment; (ii) $2,875,000 paid by the issuance of 1,724,550 Subordinate Voting Shares; (iii) $8,625,000 of balance of sale, payable over three years on December 1, 2025, 2026 and 2027 (the "Anniversary Dates"); and (iv) potential earn-out consideration of up to $10,500,000, including $9,000,000 payable in cash and $1,500,000 by the issuance of Subordinate Voting Shares.
The total other consideration of $4,375,000 consisted of: (i) 1,724,553 Subordinate Voting Shares, with a fair value of $2,875,000, issued at closing; and (ii) Subordinate Voting Shares with a value of up to $1,500,000 which may be issued as part of the earn-out consideration. These Subordinate Voting Shares issued and/or issuable are subject to claw-back clauses based on continued employment and accordingly, these share considerations are recognized as share-based compensation granted on business acquisition over three years (note 8).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
The number of Subordinate Voting Shares issuable as part of the earn-out will be determined by dividing the earn-out amount payable in Subordinate Voting Shares by the Volume Weighted Average Price (‘’VWAP’’) for the 15 trading days ending on and including the date that is two business days prior to the payment date of the earn-out. The payment will be due after the 18 months following closing, once the earn-out consideration has been finalized.
The total earn-out consideration of $12,000,000, in aggregate, is contingent upon the future financial performance of the acquired business over a consecutive 12 month period within the 18 months following the acquisition date. The contingent consideration included in the purchase consideration, in the amount of $10,500,000 is classified as a financial liability recorded at fair value through profit and loss. Included in the amount is $1,500,000 of contingent consideration arrangement to be settled through the issuance of a variable number of shares. The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value was determined considering the expected earn-out payments, discounted to present value.
As part of the XRM Acquisition, the Company assumed $829,000 of long-term debt of which an amount of $333,000 was repaid immediately upon closing.
Due to the short period of time between the acquisition date and reporting period, the determination of the fair value of intangible assets and purchase consideration, final closing adjustments and related deferred tax considerations is preliminary pending completion of selection of appropriate valuation techniques and inputs. Accordingly, the related preliminary values in the below allocation of the fair value of the assets acquired and the liabilities assumed and fair value of the purchase consideration are subject to change within the measurement period, which could be significant. The XRM Acquisition is being accounted for using the acquisition method of accounting.
For the three and nine months ended December 31, 2024, the Company incurred acquisition-related costs pertaining to the XRM Acquisition of approximately $1,082,000. These costs have been recorded in the interim consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
Purchase Price Allocation

The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of XRM Vision	$

Current assets
Cash	995
Accounts receivable and other receivables	3,539
Unbilled revenues	110
Tax credits receivable	1,483
Prepaids	207
6,334
Non-current assets
Property and equipment	73
Right-of-use assets	54
Intangibles (note 4)	9,711
Goodwill (note 5)	18,608
Total assets acquired	34,780

Current liabilities
Accounts payable and accrued liabilities	2,845
Income taxes payable	(16)
Deferred revenue	351
Current portion of lease liabilities	106
Current portion of long-term debt	511
3,797
Non-current liabilities
Lease liabilities	34
Long-term debt	318
Deferred tax liabilities	2,715
Total liabilities assumed	6,864

Net assets acquired	27,916

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of XRM Vision into the Company's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
Purchase consideration
The following table summarizes the acquisition date fair value of each class of purchase consideration as follows:

Acquisition of XRM Vision	$
Cash consideration	7,377
Issuance of 1,724,550 Subordinate Voting Shares (note 7)	2,875
Balance of purchase price payable with a nominal value of $8,625,000 (note 6)	7,905
Contingent consideration with a maximum amount of $10,500,000	9,759
Total purchase consideration	27,916

XRM Vision's contribution to the Company’s results
For the three and nine months ended December 31, 2024, the XRM Vision business contributed revenues of approximately $774,000 and a loss before income taxes in the amount of $1,711,000, including amortization, primarily related to the acquired customer relationships, of $178,000, share-based compensation granted on business acquisitions of $223,000, interest accretion of $72,000 and business acquisition costs of $1,082,000 (note 11).

If the acquisition had occurred on April 1, 2024, pro-forma consolidated revenues and loss before income taxes would have been $118,327,000 and $3,121,000, respectively, for the three months ended December 31, 2024 and $357,374,000 and $6,053,000, respectively, for the nine months ended December 31, 2024. These amounts have been calculated using XRM Vision’s results and adjusting for:
•differences in accounting policies between the Company and XRM Vision;
•the removal of transaction costs incurred by XRM Vision from April 1, 2024 to November 30, 2024; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2024.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. INTANGIBLES

As at	December 31, 2024					March 31, 2024
	Customer relationships	Software	Tradenames	Non-compete agreements	Total	Customer relationships	Software	Tradenames	Non-compete agreements	Total
	$	$	$	$	$	$	$	$	$	$
Opening cost	163,297	15,866	2,844	7,738	189,745	163,208	15,812	2,841	7,733	189,594
Additions, purchased	—	116	—	—	116	—	41	—	—	41
Additions through business acquisition (note 3)	7,800	311	—	1,600	9,711	—	—	—	—	—
Additions, internally generated	—	89	—	—	89	—	—		—	—
Foreign currency translation adjustment	4,960	788	181	286	6,215	89	13	3	5	110
Ending cost	176,057	17,170	3,025	9,624	205,876	163,297	15,866	2,844	7,738	189,745
Opening accumulated amortization	91,530	10,578	—	6,364	108,472	74,135	6,279		4,845	85,259
Amortization	9,777	3,216	—	1,096	14,089	17,304	4,279		1,512	23,095
Foreign currency translation adjustment	3,110	621	—	258	3,989	91	20	—	7	118
Ending accumulated amortization	104,417	14,415	—	7,718	126,550	91,530	10,578	—	6,364	108,472
Net carrying amount	71,640	2,755	3,025	1,906	79,326	71,767	5,288	2,844	1,374	81,273

5. GOODWILL

As at	December 31, 2024
	Canada	France	EPM	ERP	Data Solutions	Not allocated	Total
	$	$	$	$	$	$	$
Beginning balance	78,405	135	9,603	63,941	14,409	—	166,493
Business acquisition (note 3)	—	—	—	—	—	18,608	18,608
Impairment loss	—	—	—	—	(5,144)	—	(5,144)
Foreign currency translation adjustment	—	3	611	4,068	860	—	5,542
Net carrying amount	78,405	138	10,214	68,009	10,125	18,608	185,499

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. GOODWILL (CONT'D)

As at	March 31, 2024
	Canada	France	EPM	ERP	Data Solutions	Not allocated	Total
	$	$	$	$	$	$	$
Beginning balance	78,405	136	9,592	63,867	14,393	—	166,393
Foreign currency translation adjustment	—	(1)	11	74	16	—	100
Net carrying amount	78,405	135	9,603	63,941	14,409	—	166,493

The carrying amounts of the Company's goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. During the three months ended December 31, 2024 and the three months ended March 31, 2024, contingent consideration adjustments of $2,738,000 (note 11) and $3,827,000, respectively, were recorded, related to the Datum Acquisition’s potential earn-out consideration due to profitability targets not being achieved. Management concluded the profitability targets not being achieved constituted an indication of impairment. The goodwill from the Datum Acquisition was recorded in the Company’s Data Solutions cash-generating unit (“CGU”).
Consequently, management performed an impairment test for the Data Solutions CGU. In assessing whether the goodwill is impaired, the carrying amount of the CGU was compared to its recoverable amount. The recoverable amount of the CGU is based on the higher of the value in use and fair value less costs of disposal.
The recoverable amount of the Data Solutions CGU was determined based on its value-in-use. The value-in-use calculations covered a three-year forecast, followed by an extrapolation of future expected net operating cash flows for the remaining useful lives using the long-term growth rate determined by management. The present value of the future expected operating cash flows is determined by applying a suitable pre-tax weighted average cost of capital (“WACC”) reflecting current market assessments of the time value of money and the CGU-specific risks.
Key assumptions used in the impairment testing of the Data Solutions CGU were as follows:

As at	December 31, 2024		March 31, 2024
	Pre-tax WACC	Long-term growth rate of net operating cash flows	Pre-tax WACC	Long-term growth rate of net operating cash flows
	%	%	%	%
Data Solutions	17.8	2.1	18.9	1.9

As a result of the impairment test performed, management concluded that the recoverable amount of the Data Solutions CGU was less than its carrying amount, resulting in an impairment of goodwill of $5,144,000 for the three and nine months ended December 31, 2024.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. GOODWILL (CONT'D)
Varying the key assumptions in the values of the recoverable amount calculations, individually, as indicated below, assuming all other variables remain constant, would have the following effects on the net loss:

As at	December 31, 2024
	Increase	Decrease
	$	$
Pre-tax WACC (3% movement (300 basis points))	(2,591)	3,790
Long-term growth rate of net operating cash flows (1% movement (100 basis points))	825	(726)

6. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	December 31,	March 31,
	2024	2024
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	89,596	81,073
Secured loans (b)	—	8,537
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $4,487,000 (US$3,115,000) (March 31, 2024 - $8,436,000 (US$6,230,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,487,000 (US$3,115,000), maturing on July 1, 2025	4,392	8,172
Balance of purchase price payable with a nominal value of $8,625,000, non-interest bearing (5% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027 (note 3)	7,937	—
Other debt from XRM Acquisition	467	—
Unamortized transaction costs (net of accumulated amortization of $348,000 and $215,000)	(235)	(400)
	122,157	117,382
Current portion of long-term debt	8,041	12,687
	114,116	104,695

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2026 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. LONG-TERM DEBT (CONT’D)
As at December 31, 2024, the amount outstanding under the Credit Facility includes $67,696,000 (March 31, 2024 - $71,773,000) payable in U.S. dollars (US$47,000,000; March 31, 2024 - US$53,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,881,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at December 31, 2024.
(b) The secured loans issued by Investissement Québec to finance the Company’s 2023 refundable tax credits have been repaid in full during the nine months ended December 31, 2024.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2026 and are renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at December 31, 2024 and March 31, 2024.

Subsequent to December 31, 2024, the Company amended the Credit Facility to extend the maturity from April 1, 2026 to April 1, 2027. There were no other significant changes.
7. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2024	88,141,000	307,585	7,274,248	4,824
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,420	1,971	—	—
Shares issued in consideration of the XRM Acquisition (note 3)	3,449,103	2,875	—	—
Shares purchased for cancellation	(205,483)	(717)	—	—
Shares purchased for settlement of RSUs	(69,840)	(244)	—	—
Delivery of shares upon settlement of RSUs	69,840	169	—	—
Issuance of shares upon settlement of PSUs	23,812	222	—	—
Ending balance as at December 31, 2024 (a)	92,030,852	311,861	7,274,248	4,824

(a) Includes 1,724,553 Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeitures which are not considered as outstanding as per IFRS.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. SHARE CAPITAL (CONT’D)
During the nine months ended December 31, 2024, the following transactions occurred:
•As part of the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition”), 622,420 Subordinate Voting Shares, with a total value of $1,971,000 (US$1,438,000), reclassified from contributed surplus, were issued in settlement of the second anniversary share consideration.
•As part of the XRM Acquisition (note 3), 3,449,103 Subordinate Voting Shares were issued, with a total value of $5,750,000, including 1,724,553 shares subject to a claw-back clause which have been treated as deferred compensation and recorded as share-based compensation on business acquisition. The 1,724,550 shares not subject to the clawback clause had a total value of $2,875,000 and were recorded as share capital.
•205,483 Subordinate Voting Shares were purchased for cancellation under the Company's then existing normal course issuer bid for a total cash consideration of $402,000 and a carrying value of $717,000. The excess of the carrying value over the purchase price in the amount of $315,000 was recorded as a reduction to deficit.
•69,840 Subordinate Voting Shares were purchased for settlement of RSUs for a total cash consideration of $148,000 and a carrying value of $244,000. The excess of the carrying value over the purchase price in the amount of $96,000 was recorded as a reduction to deficit. A total of 116,566 RSUs were settled net of tax and 69,840 Subordinate Voting Shares were delivered with a carrying value of $169,000, which was reclassified from contributed surplus. The purchase and delivery of Subordinate Voting Shares upon settlement of RSUs were completed by the administrative agent of the Share Unit Plan (“SUP”), in accordance with the terms of the SUP and the Services Agreement entered into between the Company and the administrative agent.
•87,912 PSUs were settled net of tax, including 55,942 which were settled in shares resulting in the issuance of 23,812 Subordinate Voting Shares with a carrying value of $222,000, which was reclassified from contributed surplus.
8. SHARE-BASED COMPENSATION
Stock options
The following tables present information concerning outstanding stock options issued by currency:

	Number of stock options	Weighted average exercise price (CAD)
		$
Beginning balance as at April 1, 2024	3,320,696	3.22
Forfeited	(105,769)	3.24
Expired	(469,861)	2.80
Ending balance as at December 31, 2024	2,745,066	3.29
Exercisable at period end	2,046,314	3.31

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE-BASED COMPENSATION (CONT’D)

	Number of stock options	Weighted average exercise price (USD)
		$
Beginning balance as at April 1, 2024	1,016,575	2.55
Forfeited	(42,250)	2.58
Expired	(162,250)	2.60
Ending balance as at December 31, 2024	812,075	2.53
Exercisable at period end	552,157	2.52

Included in the 2,046,314 stock options exercisable issued in Canadian dollars, 352,632 stock options are available to purchase Multiple Voting Shares at a weighted average exercise price of $3.01 as at December 31, 2024.
Deferred Share Units (“DSUs”)
The following table presents information concerning the outstanding number of DSUs for the period:

Number of DSUs

Beginning balance as at April 1, 2024	1,178,080
Granted to non-employee directors	299,378
Settled	(46,466)
Ending balance as at December 31, 2024	1,430,992

During the nine months ended December 31, 2024, 299,378 fully vested DSUs, in aggregate, were granted under the Long Term Incentive Plan (“LTIP”) to non-employee directors of the Company at an average grant date fair value of $1.82, per DSU, for an aggregate fair value of $545,000.
During the nine months ended December 31, 2024, 46,466 DSUs issued under the SUP with a carrying value of $107,000, were settled for a total cash consideration of $87,000. The excess of the carrying value over the payment amount in the amount of $20,000 was recorded as a reduction to deficit.
As at December 31, 2024, included in the 1,430,992 DSUs are 1,172,770 DSUs issued under the LTIP and 258,222 DSUs issued under the SUP.
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2024	349,700
Granted	1,935,286
Settled	(116,566)
Ending balance as at December 31, 2024	2,168,420

RSUs issued under the SUP are settled in Subordinate Voting Shares purchased on the open market through the SUP’s administrative agent, and to the extent that the Company has an obligation under tax laws to withhold

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE-BASED COMPENSATION (CONT’D)
an amount for an employee’s tax obligation associated with the settlement, the Company settles RSUs on a net basis.
During the nine months ended December 31, 2024, 1,935,286 RSUs, in aggregate, vesting over one to three years, were granted under the SUP at an average grant date fair value of $1.67, per RSU, for an aggregate fair value of $3,232,000.
During the nine months ended December 31, 2024, 116,566 RSUs issued under the SUP with a carrying value of $266,000, were settled on a net basis. 69,840 Subordinate Voting Shares were purchased on the open market and delivered, with an amount of $169,000 previously credited to contributed surplus transferred to share capital. The balance of 46,726 RSUs, representing an amount of $97,000, were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements.
As at December 31, 2024, all 2,168,420 RSUs were issued under the SUP.
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2024	2,156,527
Granted	1,510,468
Forfeited	(478,013)
Settled	(89,712)
Ending balance as at December 31, 2024	3,099,270

During the nine months ended December 31, 2024, 1,510,468 PSUs, in aggregate, vesting in July 2027, were granted under the LTIP at an average grant date fair value of $1.64, per PSU, for an aggregate fair value of $2,477,000.
During the nine months ended December 31, 2024, 89,712 PSUs issued under the LTIP were settled.
•55,942 PSUs issued under the LTIP with a carrying value of $521,000, were settled on a net basis.
(i)23,812 Subordinate Voting Shares were issued, with an amount of $222,000 previously credited to contributed surplus transferred to share capital; and
(ii)the balance of 32,130 PSUs, with a carrying value of $222,000 and representing a fair value of $54,000, were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements. The excess of the carrying value of the PSUs surrendered for cancellation over the payment amount of $245,000, was recorded as a reduction to deficit.
•33,770 PSUs with a carrying value of $346,000 were settled for a total cash consideration of $72,000. The excess of the carrying value of the PSUs settled cash over the payment amount of $274,000, was recorded as a reduction to deficit.
As at December 31, 2024, all 3,099,270 PSUs were issued under the LTIP.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE-BASED COMPENSATION (CONT’D)
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Stock options	66	131	134	467
Share purchase plan – employer contribution	330	347	1,017	1,054
Share-based compensation granted on business acquisitions	390	408	964	1,695
DSUs	182	135	546	454
RSUs	290	116	850	242
PSUs	446	221	917	1,119
	1,704	1,358	4,428	5,031

9. LOSS PER SHARE

	For the three months ended December 31,		For the nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Net loss	(3,716)	(2,537)	(6,748)	(18,958)

Weighted average number of Shares outstanding - basic and diluted (a) (b)	96,418,719	95,639,859	95,900,402	95,534,294
Basic and diluted loss per share	(0.04)	(0.03)	(0.07)	(0.20)

(a) "Shares" include the Subordinate Voting Shares and Multiple Voting Shares
(b) The weighted average number of basic Shares calculation for the three and nine months ended December 31, 2024 exclude the impact of 1,724,553 Subordinate Voting Shares issued as part of the XRM Acquisition as they were subject to forfeitures.
The potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in Note 8 granted under the LTIP, certain shares to be issued as part of anniversary payments related to business acquisition, and the Subordinate Voting Shares issued as part of the XRM acquisition subject to forfeiture, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
10. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended December 31,		For the nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Expenses by Nature
Employee compensation and subcontractor costs	101,093	103,531	305,386	326,596
Tax credits (a)	(1,795)	(1,496)	(5,684)	(5,036)
Licenses and telecommunications	3,215	3,562	9,792	10,384
Professional fees	1,696	2,509	5,433	6,486
Other expenses	2,981	4,294	9,522	12,219
Impairment of property and equipment and right-of-use assets and (gain) loss on lease termination	—	(60)	—	1,323
Depreciation of property and equipment	515	791	1,510	2,640
Depreciation of right-of-use assets	653	653	1,855	1,970
	108,358	113,784	327,814	356,582

Expenses by Function
Cost of revenues	78,376	82,819	238,107	260,022
Selling, general and administrative expenses (b)	28,814	29,521	86,342	91,950
Depreciation	1,168	1,444	3,365	4,610
	108,358	113,784	327,814	356,582

(a) Tax credits are included in cost of revenues and relate to the Canada segment.
(b) For the nine months ended December 31, 2024, selling, general and administrative expenses includes termination and benefit costs for key management personnel of $1,502,000 (2023 - nil) and $246,000 (2023 - nil) of reversal of share-based compensation expense for forfeited equity instruments.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 20

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

	For the three months ended December 31,		For the nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Acquisition costs (a)	1,082	—	1,082	263
Integration costs (b)	375	217	1,011	1,856
Reorganization costs (c)	—	721	566	2,296
Employee compensation on business acquisition (d)	37	92	167	383
Contingent consideration adjustment (e)	(2,738)	—	(2,738)	—
	(1,244)	1,030	88	4,798

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions.
(b) For the three and nine months ended December 31, 2024, integration costs consisted mainly of transition costs related to system integrations and common area expenses on vacated premises in relation to business acquisitions. For the three months ended December 31, 2023, integration costs referred mainly to retention bonuses and common area expenses on vacated premises in relation to business acquisitions. For the nine months ended December 31, 2023, integration costs referred mainly to retention bonuses in relation to business acquisitions and to termination of leases of vacated premises previously acquired as part of business combinations.
(c) Reorganization costs consisted of employee termination and benefits costs.
(d) Employee compensation on business acquisition included deferred cash consideration from the Datum acquisition.
(e) Contingent consideration adjustment includes a recovery from changes in the estimated amount payable of $(2,096,000) (2023 - nil) related to the portion payable in cash and $(642,000) (2023 - nil) related to the portion to be settled in shares as per the earn-out consideration of the Datum Acquisition.
12. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended December 31,		For the nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Interest on long-term debt	2,002	2,896	5,454	8,658
Interest on lease liabilities	118	160	355	535
Amortization of finance costs	55	150	187	347
Interest accretion on balance of purchase price payable	117	86	249	297
Financing fees	155	89	338	181
Interest income	(75)	(79)	(337)	(423)
	2,372	3,302	6,246	9,595

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 21

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
13. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended December 31,		For the nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$
Accounts receivable and other receivables	14,539	2,855	21,026	3,402
Unbilled revenues	(7,805)	4,863	(7,675)	5,986
Tax credits receivable	(1,795)	(1,403)	4,139	(4,763)
Prepaids	287	1,000	285	1,532
Other assets	87	65	870	(429)
Accounts payable and accrued liabilities	(1,412)	(520)	(8,987)	(18,339)
Deferred revenues	(527)	1,369	(1,909)	683
	3,374	8,229	7,749	(11,928)

During the three months ended December 31, 2024, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $782,000 (December 31, 2023 - $158,000).

During the nine months ended December 31, 2024, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $965,000 (December 31, 2023 - $612,000).

During the three and nine months ended December 31, 2023, as a result of sub-leasing one of its office space,$1,033,000 of right-of-used assets was derecognized and the net investment in the sub-lease was recognized in part as accounts receivable and other receivables, for an amount of $90,000, and as other assets, for an amount of $943,000. In addition, $1,325,000 of lease liabilities were reclassified to accounts payable and accrued liabilities as a result of a lease termination.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 22

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION
The following tables present the Company's operations based on reportable segments:

	For the three months ended December 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	61,695	48,848	5,218	115,761
Operating income by segment	8,829	9,495	669	18,993
Head office general and administrative expenses				10,422
Business acquisition, integration and reorganization costs (a)				(1,244)
Foreign exchange loss (gain)				(687)
Operating income before depreciation, amortization and impairment				10,502
Depreciation and amortization				5,978
Impairment of goodwill (a)				5,144
Operating loss				(620)

(a) The recovery of $(2,738,000) included in Business acquisition, integration and reorganization costs (note 11) and the impairment of goodwill relate to the U.S. segment.

	For the three months ended December 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	68,009	47,055	5,434	120,498
Operating income by segment	8,880	8,468	745	18,093
Head office general and administrative expenses				9,935
Business acquisition, integration and reorganization costs				1,030
Foreign exchange loss (gain)				(34)
Operating income before depreciation, amortization and impairment				7,162
Depreciation and amortization				6,743
Impairment of goodwill				—
Operating income				419

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 23

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT’D)

	For the nine months ended December 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	186,472	146,364	15,314	348,150
Operating income by segment	27,396	25,870	1,305	54,571
Head office general and administrative expenses				30,870
Business acquisition, integration and reorganization costs (a)				88
Foreign exchange loss (gain)				(445)
Operating income before depreciation, amortization and impairment				24,058
Depreciation and amortization				17,454
Impairment of goodwill (a)				5,144
Operating income				1,460

(a) The recovery of $(2,738,000) included in Business acquisition, integration and reorganization costs and the impairment of goodwill relate to the U.S. segment.

	For the nine months ended December 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	212,955	142,044	15,586	370,585
Operating income by segment	24,921	22,572	1,719	49,212
Head office general and administrative expenses				30,599
Business acquisition, integration and reorganization costs				4,798
Foreign exchange loss (gain)				(50)
Operating income before depreciation, amortization and impairment				13,865
Depreciation and amortization				22,910
Impairment of goodwill				—
Operating loss				(9,045)

Information about revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

	For the three months ended December 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	52,051	25,504	4,687	82,242
Enterprise transformation services - fixed-fee arrangements	5,510	8,863	363	14,736
Business enablement services	4,134	14,481	168	18,783
	61,695	48,848	5,218	115,761

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 24

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT INFORMATION (CONT’D)

	For the three months ended December 31, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	59,033	25,623	4,872	89,528
Enterprise transformation services - fixed-fee arrangements	5,786	9,921	562	16,269
Business enablement services	3,190	11,511	—	14,701
	68,009	47,055	5,434	120,498

(a) Including $32,086,000 (2023 - $23,861,000) of time and materials arrangements applying the Input Method for the three months ended December 31, 2024.

	For the nine months ended December 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (b)	157,688	78,394	13,864	249,946
Enterprise transformation services - fixed-fee arrangements	17,718	25,054	1,223	43,995
Business enablement services	11,066	42,916	227	54,209
	186,472	146,364	15,314	348,150

	For the nine months ended December 31,2023
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (b)	184,722	79,129	13,560	277,411
Enterprise transformation services - fixed-fee arrangements	18,877	27,728	2,026	48,631
Business enablement services	9,356	35,187	—	44,543
	212,955	142,044	15,586	370,585

(b) Including $93,959,000 (2023 - $75,439,000) of time and materials arrangements applying the Input Method for the nine months ended December 31, 2024.
Major customer
During the three months ended December 31, 2024, no client generated more than 10% of total revenues (December 31, 2023 - one client generated more than 10% of total revenues for $12,105,000).
During the nine months ended December 31, 2024, no client generated more than 10% of total revenues (December 31, 2023 - one client generated more than 10% of total revenues for $40,783,000).
As at December 31, 2024, accounts receivable and other receivables from one major customer amounted to $9,240,000 or 11% (March 31, 2024 - no customer represented more than 10% of total accounts receivable and other receivables).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 25

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
15. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both December 31, 2024 and March 31, 2024, the Company has determined that the fair value of the Credit Facility, the secured loans, the subordinated unsecured loans and the balances of purchase price payable are not significantly different than their carrying amount.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended December 31, 2024 and 2023	| 26